AMENDED

ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

Listed below are the portfolios of Calvert Variable Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company ("CASC") under the Administrative Services Agreement dated October 8, 1999, as revised January 2, 2001 and October 31, 2003, and which will pay annual fees to CASC pursuant to the Agreement.

1. Ameritas Income & Growth Portfolio	0.05%
2. Ameritas Small Capitalization Portfolio	0.05%
3. Ameritas MidCap Growth Portfolio	0.05%
4. Ameritas Index 500 Portfolio	0.05%
5. Ameritas Money Market Portfolio	0.05%
6. Ameritas Focused MidCap Value Portfolio	0.05%
7. Ameritas Small Company Equity Portfolio	0.05%
8. Ameritas Core Strategies Portfolio	0.05%

CALVERT ADMINISTRATIVE SERVICES COMPANY

By:___________________________

Title: ____________________________

CALVERT VARIABLE SERIES, INC.

By: ____________________________

Title: ____________________________

Revised November 18, 2006